ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made as of March 11, 2009, by and between North American Scientific, Inc., a Delaware corporation (the “Parent”) North American Scientific, Inc., a California corporation and wholly-owned subsidiary of Parent (the “Company”) and Best Theratronics, Ltd., a Canadian federal corporation (the “Purchaser”).

RECITALS

WHEREAS, the Company owns and operates the Business (as defined in Section 1.1), and owns or holds under lease (as set out herein) the assets used in connection with the Business;

WHEREAS, the Company owns and wishes to sell, and the Purchaser wishes to purchase, the Assets (as defined in Section 1.1) and the Business as a going concern on the terms and conditions set forth in this Agreement;

WHEREAS, the Company desires to assign to the Purchaser, and the Purchaser desires to assume, the Assumed Liabilities (as defined in Section 1.1);

WHEREAS, the Company intends to file a voluntary bankruptcy petition (the “Bankruptcy Case”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of California (the “Bankruptcy Court”);

WHEREAS, the sale and purchase of the Assets and the assignment and assumption of the Assumed Liabilities shall be effectuated pursuant to an order of the Bankruptcy Court under Sections 363 and 365 of the Bankruptcy Code approving such transactions (the “Sale Order”); and

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants, agreements, representations and warranties set out below, the parties covenant and agree as follows:

1.           Interpretation

1.1.             Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith or unless otherwise specifically provided:

(a)           “Accounts Receivable” means all accounts receivable, trade accounts, notes receivable and other debts owing to the Company in connection with or arising out of the Business, and the full benefit of all security for such accounts, notes and debts;

(b)           “Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with, such Person, with “control” for such purpose meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise;

(c)           “Agreement” is defined in the introductory paragraph;

(d)           “Assets” means all properties and assets of the Company of every kind and description (whether real, personal, mixed, tangible or intangible) relating to the Business wherever located (but not including the Excluded Assets), including, without limitation:

(i)	subject to the terms of the Lease, the Company's interest in the Leasehold Improvements and the Leased Premises;

(ii)	the Company's right, title and interest in the Assumed Contracts;

(iii)	the Inventory;

(iv)	the Prepaid Expenses;

(v)	the Computer Hardware;

(vi)	the Computer Software;

(vii)	the Office Equipment;

(viii)	the Manufacturing Equipment;

(ix)	the Personal Property;

(x)	the Intellectual Property;

(xi)	the Goodwill;

(xii)	the Customer Lists;

(xiii)	the Company's interest in the Permits;

(xiv)	the Books and Records;

(e)           “Assumed Contracts” means those Contracts used in connection with the Business or Assets, including those set forth on Schedule 1.1(e);

(f)           “Assumed Liabilities” is defined in Section 2.5;

(g)           “Audited Financial Statements” means audited financial statements of the Parent, together with the auditor's report, the notes thereto and supporting schedules, consisting of statements of income and retained earnings and statements of cash flows for the period ending on, and balance sheet as at October 31, 2008 inclusive;

(h)           “Benefit Plan” means any pension, retirement, deferred compensation, COBRA, profit-sharing, savings, disability, medical, dental, health, life, death benefit, stock option, stock purchase, bonus, incentive, termination and severance pay or other employee benefit plan, trust, arrangement, contract, agreement, policy or commitment, whether or not any of the foregoing is funded or insured, and whether written or oral, formal or informal, which is intended to provide or does in fact provide benefits to any or all Employees or former Employees, and to which the Company is a party or by which the Company is bound or with respect to which the Company has any liability or potential liability;

(i)           “Books and Records” means all files, ledgers and correspondence, all price and supplier lists, all manuals, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial statements and financial working papers and all other records and documents of any nature or kind whatsoever, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage, including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not, and all software, passwords and other information and means of or for access thereto, belonging to the Company and relating to the Business or any of the Assets;

(j)           “Business” means the brachytherapy and prostrate business currently carried on by the Company, but not including any ClearPath business;

(k)           “Business Day” means any day other than a Saturday, Sunday or any federal holiday in the United States;

(l)           “Charter Documents” means articles, articles or certificate of incorporation, bylaws and any other constituted document of a corporate entity;

(m)           “ClearPath” means all assets related exclusively to the Company’s ClearPath product family;

(n)           “Closing” means the completion of the sale and purchase of the Assets and the Business in accordance with Article 9;

(o)           “Closing Date” means five (5) Business Days following the satisfaction of the conditions set forth in Article 7 and Bankruptcy Court Approval, or such other date as may be agreed upon in writing by the Company and the Purchaser or by their respective counsel;

(p)           “Code” means the Internal Revenue Code of 1986, as amended.

(q)           “Computer Hardware” means all the computer hardware owned by the Company and used by the Company in connection with the Business, including, without limitation, the hardware listed in Schedule 1.1(q);

(r)           “Computer Software” means all the computer software, including, without limitation, application software, object codes and source codes, used by the Company in connection with the Business, including, without limitation, the software and codes described in Schedule 1.1(r), and, with respect to any of the same not owned by the Company, includes all rights of the Company under license agreements and other agreements or instruments relating thereto, including, without limitation, those license agreements, other agreements and instruments described in Schedule 1.1(r);

(s)           “Consent” means any approval, consent, ratification, waiver or other authorization;

(t)           “Contemplated Transactions” means all of the transactions contemplated by this Agreement;

(u)           “Contracts” means all contracts, agreements, instruments, leases, indentures and commitments, whether written or oral, relating to the Business or to any of the Assets to which the Company is a party including, without limitation, non-competition, non-solicitation and confidentiality agreements;

(v)           “Customer Lists” means all lists of customers and potential customers of the Company pertaining to the Business, including names, addresses, telephone and fax numbers, e-mail addresses, details of sales and other relevant information relating thereto;

(w)           “Disclosure Schedule” means that disclosure schedule delivered by Company to the Purchaser concurrently with execution and delivery of this Agreement in the form of Schedule 1.1(w);

(x)           “Employees” means employees of the Company employed in connection with the Business;

(y)           “Encumbrance” means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(i)           a mortgage, assignment of rent, lien, encumbrance, adverse claim, charge, execution, title defect, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), hire-purchase agreement, conditional sales contract, title retention agreement, equipment trust or financing lease, and a subordination to any right or claim of others in respect thereof;

(ii)           a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), including, without limitation, an easement, right-of-way, servitude or other similar right in property granted to or reserved or taken by any Person;

(iii)           an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible); and

(iv)           any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible);

(z)           “Environment” means the air immediately around, and the water in, and the soil under and adjacent to, any of the lands on which the Leased Premises are situate;

(aa)           “Environmental Protection Laws” means all statutes, orders, bylaws, standards, permits, laws, regulations, treaties, conventions, ordinances, codes, policies, guidelines, directives, decisions, licenses, consents, authorizations, certificates and lawful requirements (including, without limitation, of any Governmental Authority) relating to protection of the Environment, health and safety of the workplace, health, or transportation of dangerous goods;

(bb)           “Excluded Assets” means:

(i)           all cash on hand or in banks or other depositories, including the cash in the Company’s subsidiaries;

(ii)           all credits and benefits, including without limitation any Tax credits or benefits, insurance benefits, and any indemnification rights, escrows and other assets, relating to any Retained Liabilities;

(iii)           rights accruing to the Company under this Agreement or any agreement relating thereto;

(iv)           the corporate seals, certificate of incorporation, minute books, stock books, Tax returns, books of account or other records having to do with the corporate organization of the Company;

(v)           all personnel records and other records that Company is required by law to retain in its possession;

(vi)           all insurance policies held by or for the Company and any benefits or proceeds paid or payable thereunder;

(vii)           the Excluded Prepaids;

(viii)          the assets listed in Schedule 1.1(bb)(viii);

(ix)           Accounts Receivables existing as of the Closing Date, which are listed on Schedule 1.1(bb)(ix) and as updated as of the Closing Date; and

(x)           All assets solely related to ClearPath;

(xi)           All claims and actions arising under Sections 544 through 553, inclusive, of the Bankruptcy Code, against any pre-petition creditor of the Company with the exception of any claim against Purchaser;

(cc)           “Excluded Prepaids” is defined in Section 1.1(aaa);

(dd)           “FDA” means the United States Food and Drug Administration;

(ee)           “Goodwill” means the goodwill attributable to the Business and the exclusive right of the Purchaser to represent itself as carrying on the Business in continuation of and as successor to the Company, and the right to use any words indicating that the Business is so carried on or in connection with, the Business to be carried on by the Purchaser;

(ff)           “Governmental Authority” means any federal, state, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing or any non-governmental regulatory body that provides standards for certification such as ISO certification;

(gg)           “Governmental Authorization” means any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement;

(hh)           “Hazardous Materials” means any contaminants, pollutants, hazardous, corrosive or toxic substances, flammable materials, explosive materials, radioactive materials, microwaves, waste, urea formaldehyde, asbestos materials, hydrocarbon contaminants, noxious substances, compounds known as chlorobiphenyls, deleterious substances, special wastes, dangerous goods or substances and any other substances or materials that are identified or described in or defined by any Environmental Protection Law as being substances or materials the storage, manufacture, disposal, treatment, generation, use, transportation or remediation of which, or release of which into or concentration of which in the Environment, is prohibited, controlled, regulated or licensed by any Governmental Authority or under any Environmental Protection Law;

(ii)           “Intellectual Property” means all rights, title, interest and benefit of the Company in and to intellectual property of every nature, whether registered or unregistered, including, without limitation, all websites and website names, copyrights, patents, patent rights, trade-marks, certification marks and industrial designs, applications for any of the foregoing, trade names, brand names, trade secrets, proprietary manufacturing information and know-how, instruction manuals, inventions, inventors' notes, research data, unpatented blue prints, drawings and designs, formulae, calculations, processes, prototypes, technology and marketing rights, together with all rights under license agreements, sublicense agreements, strategic alliances, development agreements, technology transfer agreements and other agreements or instruments relating to any of the foregoing, that are used in connection with the Business or Assets, including, without limitation, the trade-marks, copyrights, patents, licenses and agreements set forth in Schedule 1.1(ii);

(jj)           “Inventory” means the goods, merchandise, stock-in trade and inventories of raw materials, work in progress and finished goods of or pertaining solely to the Business;

(kk)           “IRS” means the Internal Revenue Service;

(ll)           “Knowledge” of the Company, or words of similar import, including without limitation, the Company being aware of a fact or circumstance, shall mean and refer to the actual knowledge as of the date of this Agreement, after reasonable inquiry, of John B. Rush, Mike Palatas, Leigh Spotten, Debora Kastelic, Tom Soucy and Brett Scott;

(mm)          “Leased Premises” means the premises located at 20200 Sunburst Street, Chatsworth, California;

(nn)           “Leasehold Improvements” means all the leasehold improvements of the Company in the Leased Premises;

(oo)           “Lease” means that certain Standard Industrial/Commercial Single-Tenant Lease – Net, between the Company and The Vernon and Helen Farquhar Family Trust et. al., dated August 14, 1998, as amended;

(pp)           “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other constitution, law ordinance, principle of common law, code regulation, statute or treaty;

(qq)           “Liability” means with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, whether or not accrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise;

(rr)           “Manufacturing Equipment” means all machinery, plant, equipment, parts, fixtures, tools and accessories of the Company pertaining to the Business and used in the manufacture and packaging of goods for sale by the Company in the Business, including, without limitation, those items listed in Schedule 1.1(rr);

(ss)           “Material” means (i) an event(s), occurrence(s), breach(es) or other violations that individually or in the aggregate under all Sections of  this Agreement, amount to or potentially amount to damages in excess of $100,000; (ii) the failure to comply with any Legal Requirement or Government Authorization related to the Business which results in or could result in fees, sanctions or costs to restore compliance in excess of $100,000 in the aggregate; or (iii) any event(s), occurrence(s), breach(es) or other violations that would or could result in the termination, suspension or investigation of any Permit or Government Authorization related to the Business.

(tt)           “Material Adverse Effect” means (a) any effect or circumstance, either individually or in the aggregate under all Sections of this Agreement, that amounts to or will amount to damages in excess of an aggregate of $100,000; (b) the failure to file this Agreement with the Bankruptcy Court in a timely manner; or (c) any other act or omission which would make it impossible to operate the Business in the Ordinary Course; provided, however, the none of the following, shall be taken into account in determining whether there has been a “Material Adverse Effect”: (i) the entry into or the announcement of the execution of this Agreement, actions contemplated by this Agreement or the performance of obligations under this Agreement, (ii) any changes or effects arising out of or resulting from any legal claims or other proceedings made by any of the Company’s stockholders arising out of or related to this Agreement or the Contemplated Transactions (iii) changes affecting the United States economy generally, (iv) any failure by the Company to meet published revenue or earnings projections, in and of itself (as opposed to the facts underlying such failure), (v) any change, in and of itself (as opposed to the facts underlying such change), in the market price or trading volume of the equity securities of the Company on or after the date hereof, (vi) the suspension of trading in securities generally in and of itself (as opposed to the facts causing such suspension of trading) on the NASDAQ Global Market, (vii) any change in any applicable law, rule or regulation or GAAP or interpretation thereof after the date hereof, (viii) events, effects or circumstances to the extent specifically disclosed in the Disclosure Schedule (provided such disclosures are materially correct), (ix) any action taken or omitted to be taken by the Company with the Purchaser’s express written consent, (x) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism involving or affecting the United States of America or any part thereof, (xi) the loss of any customer, supplier or employee of the Business after the announcement of the execution of this Agreement except as a result of a breach of any of Company’s obligations under Article 5.

(uu)           “Office Equipment” means all office equipment and furniture used by the Company in connection with the Business including, without limitation, the equipment described in Schedule 1.1(uu);

(vv)           “Ordinary Course of Business” or “in the Ordinary Course” means the conduct of the Business in substantially the same manner as the Business was operated on February 1, 2009, including operations, sales and marketing efforts and in conformance with Company’s practices and procedures as of February 1, 2009.  Ordinary Course of Business shall be Company’s best efforts to maintain the same or similar Business Volume as on March 10, 2009 and reflected on Schedule 1.1 (vv), provided that such Business Volume does not fall below 25% of the March 10, 2009 Business Volume (which shall be deemed a change not in the Ordinary Course of Business).   For purposes of this definition, “Business Volume” shall mean the gross sales of the Business generated during the (a) 10 business days prior to March 10, 2009 and (b) 10 business days prior to the Closing Date as the case may be.

(ww)   “Permits” means all permits, licenses, registrations, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with Governmental Authorities or other regulatory bodies required to carry on the Business as now being carried on, and to hold, operate and use the Assets as now being held, operated and used obtained by the Company with respect to the Business or any of the Assets, including, without limitation, the permits, licenses, registrations and other rights described in Schedule 1.1(vv);

(xx)           “Permitted Encumbrances” means (a) real estate taxes, assessments and other governmental fees or other charges levied with respect to the real property of a party not yet due and payable as of the Closing Date; (b) mechanics and similar statutory liens arising or incurred in the Ordinary Course of Business for amounts which are not delinquent and which would not be reasonably likely to, individually or in the aggregate, have a Material Adverse Effect on the Business, taken as a whole; (c) zoning, entitlement, building and other land use and similar laws or regulations imposed by any governmental authority having jurisdiction over such parcel which are not violated by the current use and operation thereof; (d) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such Leased Premises which would not materially impair the use or occupancy of such parcel in the operation of a party’s business; (e) liens or encumbrances placed by a Third Party lessor with respect to any  leased equipment; and (f) liens that do not materially interfere with the use or operation of the property subject thereto.

(yy)           “Person” means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

(zz)           “Personal Property” means, to the extent not forming part of the Leasehold Improvements, Manufacturing Equipment, Office Equipment, Inventory and Computer Hardware, all equipment, furniture, furnishings, accessories, motors, tools, utensils, stores, supplies, and parts of every nature and kind and other tangible personal property owned by the Company and used in the Business, including, without limitation, the items of personal property described in Schedule 1.1(yy), but excluding any Excluded Assets, and any personal property which is the subject of a lease agreement;

(aaa)   “Prepaid Expenses” means all prepaid expenses including any and all trade deposits (but not bank deposits) of the Company attributable to the Business or the Assets including, without limitation, amounts paid for licensing fees, property Taxes, telephone rentals, utilities and rentals, all of which are set forth in Schedule 1.1(zz); but, in any event, shall not include any prepaid insurance (or refunds relating thereto), the COBRA receivable as reflected on the books of Company, or Prepaid Rent (the “Excluded Prepaids”);

(bbb)   “Prepaid Rent” is defined in Section 2.7;

(ccc)   “Proceeding” is defined in Section 3.8(a);

(ddd)   “Product Liability Insurance” is defined in Section 10.12;

(eee)   [Intentionally Omitted]

(fff)   “Purchase Price” means the purchase price for the Business, and the Assets, as set out in Section 2.2;

(ggg)   “Purchaser” is defined in the introductory paragraph;

(hhh)   “Radioactive Possession Licenses” shall mean all licenses held by the Company to possess radioactive isotopes that are not transferable to the Purchaser that need to be reissued to the Purchaser to perform the Business as currently conducted;

(iii)           “Retained Liabilities” is defined in Section 2.5(b);

(jjj)           “SEC” means the United States Securities and Exchange Commission;

(kkk)   “Tangible Assets” shall mean the Inventory, the Computer Hardware, the Office Equipment, the Manufacturing Equipment and the Personal Property; and

(lll)           “Tax” or “Taxes” shall mean all taxes, charges, fees, imposts, levies or other like assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever.

1.2.             Currency

Except where otherwise expressly provided, all monetary amounts in this Agreement are stated and shall be paid in US currency.

1.3.             Governing Law

This Agreement and the agreements contemplated hereby shall be construed in accordance with and governed by the laws and the courts of the Commonwealth of Virginia.

1.4.             Schedules

The following are the Schedules which are attached to and form part of this Agreement:

1.1(e)	Assumed Contracts
1.1(q)	Computer Hardware
1.1(r)	Computer Software
1.1(w)	Disclosure Schedule
1.1(bb)(vii)	Excluded Assets
1.1(bb)(iv)	Accounts Receivable
1.1(ii)	Intellectual Property
1.1(rr)	Manufacturing Equipment
1.1(uu)	Office Equipment
1.1(vv)	Permits
1.1(yy)	Personal Property
2.5(a)(i)	Warranties
2.5(a)(v)	Other Assumed Liabilities
2.5(a)(xii)	Other Retained Liabilities
3.3	Jurisdictions in Which the Business is Carried On
3.9	(a) Contracts
6.1	Licensed Assets

2.           Purchase of Assets

2.1.             Purchase and Sale

The Company agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Company, on the Closing Date, the Assets, effective as of and from the Closing, free and clear of all Encumbrances other than Permitted Encumbrances, for the Purchase Price and in accordance with and subject to the terms and conditions set forth in this Agreement, and subject to an Order granting Bankruptcy Court Approval (the “Sale Order”).

2.2.             Purchase Price

The Purchase Price for the Business and Assets will be Two Million Five Hundred Thousand Dollars ($2,500,000) (“Cash Purchase Price”) plus the Assumed Liabilities defined in Section 2.5.  The Cash Purchase price shall be payable as follows:

(a)           One Million Five Hundred Thousand Dollars ($1,500,000) shall be paid at Closing (the “Initial Payment”).

(b)           An interest free Secured Promissory Note in the principal amount of One Million Dollars ($1,000,000) to be paid in twelve equal monthly payments of $83,333.33 and in the form attached hereto as Exhibit A (the “Note”).

2.3.             Payment of Purchase Price

The Initial Payment for the Business and Assets shall be paid by the Purchaser to the Company by wire transfer to an account designated by the Company.  The Company shall promptly pay all costs to cure all defaults under the Assumed Contracts so as to permit the assumption and assignment of the Assumed Contracts pursuant to Section 365 of the Bankruptcy Code as ultimately determined by the Bankruptcy Code.  The Note shall be payable at the times and in the manner specified therein.

2.4.             Adjustment of Purchase Price.

(a)           If the Business Volume on the 10th day prior to the Closing Date has decreased more than 25% from the Business Volume on of March 1, 2009 and as reflected on Schedule 1.1 (vv) (and thus the Business is no longer operating in the Ordinary Course of Business), Company shall adjust the Purchase Price by the entire percentage of the decrease in Business Volume.  For example, if the Business Volume decreases 26% then the Purchase Price shall be reduced by 26% to $1,850,000 ($2,500,000 x .26 = $650,000; $2500,000-$650,000=$1,850,000).  By further example, if the Business Volume decreases by 24% there will be no adjustment in the Purchase Price. The Purchase Price adjustment shall cure any default of Company under any representation, warranty or covenant to operate in the Ordinary Course or in the Ordinary Course of Business to the extent such representation, warranty or covenant is breached solely as a result of the reduction of Business Volume.

(b)           Purchaser shall off-set the amount of any adjustment to the Purchase Price provided for in Section 2.4(a) from the first payments due under the Note until such time as the entire amount due for the adjusted Purchase Price has been off-set by Purchaser.

2.5.             Risk of Loss and Damage Prior to Closing

(a)           Risk of loss of the Tangible Assets shall pass to the Purchaser at the Closing, and the Company shall bear all risk of loss or damage to, or destruction of, the Tangible Assets until the Closing and the Purchaser shall bear all such risk of loss, damage and destruction after the Closing.  If, prior to the Closing, any Tangible Assets are lost, damaged or destroyed and such loss, damage or destruction has not been completely replaced, repaired or otherwise rectified by the Closing, and if the Closing takes place, the Purchase Price will be reduced by an amount equal to the aggregate of:

(i)           the insurance proceeds paid to the Company in respect of such loss, damage or destruction; and

(ii)           the aggregate of all deductible amounts under the insurance policies against which a payment has been made under Section 2.5(a) above in respect of such loss, damage or destruction;

less:

(ii)           the amount actually expended by or on behalf of the Company in the repair, replacement or other rectification thereof.

(b)           The Company shall consult with the Purchaser prior to making a claim against any applicable insurance policy and shall act reasonably and bona fide in respect thereof and in a manner consistent with the Purchaser's interest in the Tangible Assets.  The Company shall at Closing make, or cause to be made, the necessary claims under all applicable insurance policies and shall assign to the Purchaser all remaining insurance proceeds, including business interruption insurance proceeds, which are or may become receivable by the Company in respect of any such loss, damage or destruction. Subject to the limitations contained in Article 10, the Company shall indemnify and save harmless the Purchaser from and against the amount of any denied insurance claim in respect of such loss, damage or destruction where the denial is due to the negligence or willful misconduct of the Company.

(c)           In the event of losses, damage or destruction to the Tangible Assets that is either uninsured or underinsured, if amounts not covered by insurance are Material, the Purchaser may, at its option (i) elect to proceed to Close and reduce the Purchase Price by an amount equal to the difference between the uninsured losses and $100,000; or (ii) terminate this Agreement.

2.6.             Liabilities

(a)           Assumed Liabilities.  On and effective as of the Closing Date, Purchaser shall assume and agree to discharge only the following Liabilities of Company (the “Assumed Liabilities”):

(i)           any Liability to Company's customers under written warranty agreements substantially in the forms disclosed in Schedule 2.6(a)(i) given by Company to its customers in the Ordinary Course of Business prior to the Closing Date;

(ii)           any Liability arising after the Closing Date under the Lease;

(iii)           any Liability to Company's customers incurred by Company in the Ordinary Course of Business for orders outstanding as of the Closing Date reflected on Company's books;

(iv)           any Liability arising after the Closing Date under the Assumed Contracts;

(v)           any liability for sales, use or other similar tax arising from the transfer of the Assets; or

(vi)           any Liability of Company described in Schedule 2.6(a)(vi).

(b)           Retained Liabilities.  The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Company.  “Retained Liabilities” shall mean every Liability of Company other than the Assumed Liabilities, including but not limited to:

(i)           any trade account payable reflected on the balance sheet contained in the Audited Financial Statements (the “Balance Sheet”) that remains unpaid as of the Closing Date including any credit balances contained in the accounts receivable of the Audited Financial Statements; any trade account payable incurred by Company in the Ordinary Course of Business between the date of the Balance Sheet and the Closing Date that remains unpaid as of the Closing Date;

(ii)           any Liability arising out of or relating to products, software or services of Company sold prior to the Closing Date (a “Product Liability Matter”), except to the extent the same constitutes an Assumed Liability under Section 2.6(a)(i) or (ii);

(iii)           any Liability under any Contract that arises after the Closing Date but that arises out of or relates to any event that occurred prior to the Closing Date;

(iv)           any Liability of Company for (A) any Taxes arising as a result of Company's operation of its business or ownership of the Assets prior to the Closing Date, and (B) any deferred Taxes of any nature relating to any period prior to the Closing Date;

(v)            any Liability of Company under any Contract (excluding any Assumed Contract), including any Liability arising out of or relating to Company's credit facilities or any security interest related thereto;

(vi)           any Environmental, Health and Safety Liabilities arising out of or relating to the operation of Company's business or Company's leasing, ownership or operation of real property arising out of or relating to any occurrence or event prior to the Closing Date;

(vii)          any Liability of Company from its Shareholders;

(viii)         any Liability of Company arising out of any Proceeding pending as of the Closing Date;

(ix)           any Liability of Company arising out of any Proceeding commenced after the Closing Date and arising out of or relating to any occurrence or event happening prior to the Closing Date, except to the extent the same constitutes an Assumed Liability under this Agreement;

(x)           any Liability arising out of or resulting from Company's compliance or noncompliance with any Legal Requirement or order of any Governmental Authority arising out of or relating to any occurrence or event happening prior to the Closing Date; or

(xi)           any Liability of Company under this Agreement or any other document executed in connection with the Contemplated Transactions; or

(xii)           any Liability of the Company under Section 8.1 or Schedule 2.5(b)(xii).

2.7.             Allocation

Within forty (40) days after the Closing, Purchaser and the Company shall jointly prepare an allocation schedule which shall allocate the Purchase Price and the Assumed Liabilities in accordance with the applicable provisions of the Code and regulations thereunder (“Closing Allocation”).  After the Closing, the parties shall make consistent use of the allocations, fair market values and useful lives specified in the Closing Allocation for all Tax purposes and in all filings, declarations and reports with the IRS in respect thereof, including the reports required to be filed under Section 1060 of the Code.  Each of the Purchaser and the Company shall prepare or cause to be prepared IRS Forms 8594 in accordance with such allocation and consistent with one another and in accordance with the Code and regulations thereunder.  Purchaser and the Company shall each deliver such Forms to one another for review and comment no later than 20 Business Days prior to filing with the IRS.  For purposes of clarity, an amount included in the Tax basis of the Assets by Purchaser shall not be required to be taken into account or reported by the Company (including for purposes of IRS Form 8594) to the extent such amount is not required to be treated as an amount realized by the Company for Tax purposes (e.g., legal fees paid by the Company in connection with acquisition of the Assets hereunder required to be capitalized under Section 263 of the Code).

2.8.             Prepaid Rent

Immediately prior to the Closing, the parties shall calculate the amount of Base Rent and Additional Rent as such terms are defined in the Lease paid by or on behalf of the Company relating to the period beginning on the Closing Date and ending on the next date that such Base Rent and Additional Rent is due under the Lease (the “Prepaid Rent”), and at the Closing Purchaser shall pay to Company an amount equal to the amount of the Prepaid Rent.

3.           Representations and Warranties of the Company.  Except (i) as set forth in the corresponding section of the Disclosure Schedule, or (ii) as expressly contemplated or expressly permitted under this Agreement or any agreement contemplated hereby, the Company or the Parent, as applicable, hereby represents and warrants to Purchaser as follows:

3.1.             Corporate Status and Authority

(a)           Status: The Company and Parent are each duly organized, validly existing and in good standing under the laws of California and Delaware, respectively, and each has the corporate power to own its property and conduct the Business in the manner in which the Business is now being conducted.  Each of the Company and Parent is duly qualified to do business and is in good standing in each jurisdiction in which its ownership of properties or conduct of business requires such qualification and where failure to be so qualified would have a Material Adverse Effect on the Business taken as a whole.

(b)           Due Authorization: The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Company and Parent pursuant to this Agreement, and the completion and performance of the Contemplated Transactions by, or contained in, this Agreement, have been duly authorized by all necessary corporate action on the part of the Company and Parent, and this Agreement has been duly executed and delivered by the Company and Parent and constitutes a legal, valid and binding obligation of each of the Company and Parent and, shall be subject to the approval of the Bankruptcy Court.

3.2.             Assets

(a)           Ownership: Except for the Leased Premises, the Company owns, and has good and marketable title to, all of the Assets free and clear of all Encumbrances, except Permitted Encumbrances.

(b)           Leases and Leased Premises: The Leased Premises are held by the Company under the Lease, which is valid and subsisting, is set forth in the Disclosure Schedule, and is in full force and effect and without amendment thereto.  The Lease is complete and accurate in all respects and there are no other leases, agreements to lease or tenancy arrangements relating to real property to which the Company is a party and which relate to the Business except as disclosed to the Purchaser. The Company has not previously assigned the Lease nor sublet its interest in any of the Leased Premises under the Lease. The Company has not released any of the other parties to the Lease from the performance of any of their obligations thereunder.

(c)           Zoning: The Leased Premises at which the Company carries on any part of the Business is zoned to permit the particular activities carried on thereon or therein by the Company.

(d)           Taxes: All property, municipal, school, general and special Taxes, rates, assessments, local improvements charges, frontage Taxes, business Taxes, development cost charges, other subdivision charges and costs and other levies which are chargeable against the Leased Premises and payable by the Company under the Lease have been paid in full unless the same are not due and payable.

(e)           Lands and Buildings: The Leased Premises are the only real property used in the conduct of the Business.

(f)           State of Tangible Personal Property: All tangible personal property included in the Assets has been properly maintained in all Material respects, is in good working order (where applicable) and repair, ordinary wear and tear excepted, contains no defects known to the Company which will adversely affect the operation of the Business to any Material degree and is in the possession of the Company.

(g)           Tangible Personal Property: The Disclosure Schedule contains a complete list of the tangible Personal Property owned by the Company and used solely in the conduct of the Business that has a carrying value in excess of $1,000 per item.

(h)           Intellectual Property: With respect to the Intellectual Property:

(i)           The Disclosure Schedule contains a complete list of all patents, pending patent applications, trade-marks, trade-mark applications and copyright registrations used in connection with the Business, and each jurisdiction in which application or registration has been made by or on behalf of the Company, together with all licenses and agreements relating to the Intellectual Property;

(ii)           the Company has the right to use, sell, make, have made, offer for sale, import, transfer, assign, license, sub-license and prepare derivative works for, and to dispose of, and to bring actions for the infringement or misappropriation of, the Intellectual Property and the Company has not conveyed, assigned or encumbered any of the Intellectual Property rights;

(iii)           all registrations and filings necessary to preserve the rights of the Company to the Intellectual Property have been made and are in good standing;

(iv)           the execution and delivery of this Agreement and the completion and performance of the Contemplated Transactions will not breach, violate or conflict with any instrument or agreement governing any of the Company’s Intellectual Property, and will not cause the forfeiture or termination of any Intellectual Property right of Company or in any way exclude the right of the Company to use, sell, make, have made, offer for sale, import, transfer, assign, license or dispose of or to bring any action for the infringement of any Intellectual Property right of Company (or any portion thereof);

(v)           the conduct of the Business by the Company does not, to the Knowledge of the Company, infringe upon any intellectual property right, domestic or foreign, of any Person;

(vi)           there are no pending or, to the Knowledge of the Company threatened, claims, actions, demands, lawsuits or other proceedings contesting the validity, ownership or right to use, sell, make, have made, offer for sale, import, transfer, assign, license or dispose of any of the Intellectual Property necessary or required or otherwise used for or in connection with the conduct of the operations of the Business, nor to the Knowledge of the Company is there any reasonable basis for such claim presently in existence, nor has the Company received any notice asserting that any Intellectual Property right of the Company or the proposed use, sale, make, have made, offer for sale, import, transfer, assign, license or disposition thereof by the Company conflicts or will conflict with the rights of any party, nor to the Knowledge of the Company, is there any reasonable basis for any such assertion presently in existence;

(vii)           to the Knowledge of the Company, no Employee is in violation of any term of any non-disclosure, proprietary rights or similar agreement between the Employee and the Company or any former employer of such Employee;

(viii)           the Company has used its reasonable commercial efforts to ensure that all technical information, other than technical information for which the Company considers patent protection and defensive publication to be suitable, developed by, and belonging to, the Company with respect to the Business or the Assets, for which a copyright has not been registered nor patent protection sought, has been kept confidential;

(ix)           except for bonuses or sales commissions payable to Employees in the Ordinary Course of Business and except for the existing obligations of the Company under licensing or similar agreements as set forth in the Disclosure Schedule, there are no royalties, honoraria, fees or other payments payable by the Company to any Person by reason of the ownership, use, license, sale or disposition of any of the Intellectual Property; and

(x)           all Persons having access to or knowledge of the Intellectual Property that is of a confidential nature and that is necessary or required or otherwise used for or in connection with the conduct or operation or proposed conduct or operation of the Business have entered into appropriate non-disclosure agreements with the Company;

(i)           No Rights to Assets: There is no agreement, contract, option, commitment or other right in favor of, or held by, any Person other than the Purchaser to purchase, lease, license or otherwise acquire any of the Assets, other than inventory purchase orders accepted by the Company in the Ordinary Course of Business and consistent with past practice, or to possess any of the Assets or to occupy any part of the Leased Premises.

(j)           All Assets Used in Business: The Licensed Assets and the Assets constitute all of the material rights, assets and properties required to operate the Business in the Ordinary Course, and include all material rights, assets and properties, the use and exercise of which are necessary for the performance of any Contract and any Permit for the conduct of the Business as now conducted.

(k)           Inventory:  To the Knowledge of the Company, none of the Inventory is obsolete or unsaleable in the Ordinary Course of Business and all of the Inventory is new, unused and in good condition for sale, except the maintenance Inventory which consists of used parts, in each case subject to customary reserves maintained by the Company.

(l)           Contracts Assignable: All of the Assumed Contracts may be assigned to the Purchaser without the consent of the other parties to the Assumed Contracts.

3.3.             Business Operations

(a)           Permits: The Company holds all Permits that it is required to carry on the Business as now being carried on, and to hold, operate and use the Assets as now being held, operated and used, by the Company, and all of the foregoing are validly issued, are in full force and effect, are in good standing, are being complied with in all respects and are listed in the Disclosure Schedule; and no notice of breach or default or defect in respect of any of their terms has been received by the Company and there are no proceedings in progress, pending or threatened which could result in the cancellation, revocation, suspension or adverse alteration of any of them, and the Company is not aware of any existing matters or state of facts which is reasonably likely to give rise to any such notice or proceeding.  As of the Closing, all Permits will be transferred or assigned to Purchaser, except where the failure to transfer or assign would not have a Material Adverse Effect on the Business.

(b)           Compliance with Legal Requirements:

(i)           The Company is, and at all times since has been, in Material compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its Business or the ownership or use of any of the Assets;

(ii)            No event has occurred or circumstance exists that (with or without notice or lapse of time) (A) would be reasonably likely to result in a Material violation by Company of, or a failure on the part of Company to comply with, any Legal Requirement or (B) will give rise to any Material obligation on the part of Company to undertake, or to bear all or any portion of the cost of, any Material remedial action of any nature; and

(iii)           The Company has not received, at any time any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding (A) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement or (B) any actual, alleged, possible or potential obligation on the part of Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(c)           Governmental Authorization: The Disclosure Schedule contains a complete and accurate list of each Governmental Authorization that is held by Company or that otherwise relates to the Business or the Assets.  Each Governmental Authorization listed or required to be listed in the Disclosure Schedule is valid and in full force and effect.

(i)           the Company is, and at all times since has been, in compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in the Disclosure Schedule;

(ii)           no event has occurred or circumstance exists that will (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a Material violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in the Disclosure Schedule, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any Governmental Authorization listed or required to be listed in the Disclosure Schedule;

(iii)           the Company has not received any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Governmental Authorization or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination of or modification to any Governmental Authorization; and

(iv)           all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in the Disclosure Schedule have been duly filed on a timely basis with the appropriate Governmental Authorization, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Authorization, except as would otherwise be reasonably expected to result in a Material Adverse Effect on the Business, taken as a whole.

The Governmental Authorizations listed in the Disclosure Schedule collectively constitute all of the Governmental Authorizations necessary to permit Company to lawfully conduct and operate the Business in the manner in which it is currently conducted and to permit Company to own and use the Assets in the manner in which it currently owns and uses the Assets.

(v)           Compliance with Laws: Except as expressly disclosed in this Agreement, the Company is operating and using the Assets, and is conducting the Business, in Material compliance with all applicable laws, statutes, bylaws, decrees, rulings, orders, judgments and regulations of each jurisdiction in which the Assets are located or in which it conducts the Business, and of all Governmental Authorities of each such jurisdiction, including, without limitation, any land use or zoning bylaw or regulation, development restriction or plan, building restriction or code.

(vi)           Jurisdictions in which Business Is Carried On: The Company carries on the Business, and Assets are situated, in the jurisdictions listed in Schedule 3.3.

3.4.             Financial

(a)           Audited Financial Statements: The Audited Financial Statements present fairly in all Material respects the financial position, assets and liabilities (whether accrued, absolute, contingent or otherwise) as of  October 31, 2008, and the unaduited financial statements present fairly in all Material respects the financial position, assets and liabilities (whether accrued, absolute, contingent or otherwise) as of  March 1, 2009

(b)           No Change: Since March 1, 2009:

(i)           there has been no damage, destruction, loss or other event, from any cause whatsoever, whether or not covered by insurance, of, to or affecting any of the Assets or any adverse change in the condition of any of the Assets or in the organization, operations, affairs, business, properties, prospects or financial condition or position of the Business, including, without limitation, such changes arising as a result of any legislative or regulatory change, or revocation of any of the Permits or of any right of the Company to carry on business, which would be reasonably likely to have a Material Adverse Effect on the Business taken as a whole;

(ii)           there have been no events, conditions or developments, or threatened or probable events, conditions or developments of which the Company has Knowledge, which would be reasonably expected to have a Material Adverse Effect on the Assets or the Business;

(iii)           the Business has been carried on in the Ordinary Course of Business in all Material respects;

(iv)           no event, other than the Contemplated Transactions, has occurred which will lead to a Material reduction in the value of the Goodwill;

(v)           to the Knowledge of the Company there has been no termination or cancellation of, Material adverse change in, or Material adverse alteration of, the Company's relationships with any of its customers, which customers, in the aggregate, accounted for more than 5% of the Company's gross revenues for the financial year of the Company ending on October 31, 2008; and

(vi)           the Company has not, in connection with the Business or the Assets, directly or indirectly:

A.
incurred any Material Liability or obligation (absolute or contingent) except for Liabilities incurred in the Ordinary Course of Business, all of which as to their nature and amount are consistent with the Business as carried on;

B.	had any Material portion of the Assets become subject to an Encumbrance, other than a Permitted Encumbrance, whether or not created or permitted by the Company;

C.	sold, transferred, assigned, leased or otherwise disposed of any of the Assets or cancelled or released any Material debts or claims, except, in each case, in the Ordinary Course of Business;

D.	waived or cancelled any rights of substantial value;

E.
entered into, varied, amended, terminated or cancelled any Material instrument, commitment, lease, indenture, contract or agreement, or entered into any transaction, other than in the Ordinary Course of Business;

F.
made or authorized any payment to or for the benefit of any officer or employee on account of salary, pay, collateral employment benefits, commissions or other compensation, pension, bonus, share of profits or any Benefit Plan, except in the Ordinary Course of Business;

G.	made any capital expenditure or entered into any lease with a capitalized value, in either case, of more than $25,000; or

H.
directly or indirectly, engaged in or entered into any Material transaction or made any Material disbursement or assumed or incurred any Material liability or obligation or made any commitment to make any Material expenditure outside the Ordinary Course of Business;

I.	made any Material change in its billing practices or in the credit terms it makes available to its customers;

(c)           Books and Records: The Books and Records fairly and correctly set out and disclose in all Material respects the financial position and condition, and all revenues, expenses and results of operations, of the Business and all Material financial transactions of the Company relating to any of the Assets or the Business have been accurately recorded in the Books and Records in all Material respects, all of which are under the exclusive ownership and direct control of the Company (including all means of access thereto and therefrom).

(d)           Liabilities: The Company has no Material Liabilities except:

(i)           Liabilities disclosed on, reflected in or provided for in the Financial Statements;

(ii)           Liabilities disclosed in the Disclosure Schedule

(iii)           Liabilities arising from the Bankruptcy Case; and

(iv)           Liabilities incurred in the Ordinary Course of Business.

(e)           Product Warranties: To the Knowledge of the Company, the Disclosure Schedule contains a complete list of all warranties given to purchasers of products sold by the Company in connection with the Business since January 1, 2007.

(f)           Guarantees/Indemnities: The Company has not guaranteed or indemnified, or agreed to guarantee or indemnify, or agreed to any other like commitment, in respect of any Liability of any Person.

(g)           Customers and Suppliers: The Company has provided the Purchaser a complete and accurate list of the major customers of the Business (being those customers accounting for more than 5% of sales and those suppliers of the Business accounting for more than 5% of inventory purchases of the Company for the period October 31, 2006 to October 31 2008). Since October 31, 2008, to the Knowledge of the Company, there has been no termination or cancellation of, and no Material and adverse modification or change in, the Company's business relationships with any major customer or group of major customers or any major supplier.  The Company has no Knowledge that the benefits of any relationship with any of the major customers or suppliers of the Business will not continue after the Closing to the benefit of the Purchaser in substantially the same manner as prior to the date of this Agreement.

3.5.             Insurance

(a)           Claims:  To the Knowledge of the Company, no claims have been made during the last five years relating to the Assets or the Business against any of the insurance policies of the Company, including, without limitation, any such property damage, general liability, product liability or motor vehicle insurance policy.

(b)           Limits: To the Knowledge of the Company, the Company has not entered into any contracts in the last 5 years relating to the Business requiring the Company to provide insurance coverage in an amount greater than $5,000,000.

3.6.             Tax Matters

(a)           Filings: The Company has duly filed all returns, elections and designations required to be filed by it relating to the Assets and the Business with all Tax authorities on a timely basis. No such returns, elections or designations contain any Material misstatement or omit any Material statement that should have been included, and each return, election and designation, including accompanying schedules and statements, is true, correct and complete in all Material respects.

(b)           Payment: The Company has paid in full all amounts (including, without limitation, excise, sales, use and consumption Taxes and Taxes measured on income and all installments of Taxes) owing to all federal, state, and municipal taxation authorities due and payable by it relating to the Assets and the Business.

3.7.             Employee Matters

(a)           List of Employees: The Company has made available to the Purchaser a complete and accurate list of the Employees as at January 1, 2009, including a listing of the annual salary, target bonus, position, date of hire and working location of each such Employee.  The Company has delivered to Purchaser a schedule which sets forth the Benefit Plan entitlements and vacation entitlements of such Employees.

(b)           Employment Contracts:  The Disclosure Schedule contains a description of all oral or written consulting contracts, employment agreements, management contracts, labor services contracts and similar agreements or arrangements for the services of any Employee, to which the Company is a party, which is accurate in all respects, and none of the Employees is employed on other than an “at will” basis terminable on reasonable notice according to law without further liability to the Company, and the Company has not made any commitment or agreement with respect to the period of notice, the payment of money or otherwise with respect to the termination of employment of any of the Employees.

(c)           Unions:  There is no collective agreement or other agreement with any trade union or employee association currently in force with the Company.

(d)           Employer Associations: The Company is not a member of any employer, management, industry or other trade, labor relations or business association under which the Company is obligated to contribute to any employee or contractor employee benefit or industry enhancement fund, including any pension plan, health benefit plan or other similar employee entitlement plan.

(e)           Benefit Plans: The Disclosure Schedule contains a list of all Benefit Plans applicable to Employees which is complete and accurate in all respects.  The Company has made available to Purchaser complete and accurate descriptions of all of the Benefit Plans.

3.8.             Litigation and Claims

(a)           Proceedings: The Disclosure Schedule contains a listing and description of all current, pending and, to the Knowledge of the Company, threatened, actions, claims, demands, lawsuits, assessments, arbitrations, judgments, awards, decrees, orders, injunctions, prosecutions and investigations, and other proceedings, of, by, against, or relating to, the Company, any of the Assets or the Business (the “Proceedings”). The Company is not aware of any basis for any action, claim, demand, lawsuit, prosecution, assessment, arbitration, investigation or other proceeding which if successful would have a Material Adverse Effect on the Company, the Business or any of the Assets.

(b)           No Seizure: There is no appropriation, expropriation or seizure of any of the Assets that is pending or, to the Knowledge of the Company, that has been threatened.

3.9.             Contracts and Commitments

(a)           Contracts: The Disclosure Schedule contains a complete and accurate list of all Contracts to which the Company is a party, which:

(i)           involves performance of any right or obligation by any party to it that may occur over a period of time greater than one year;

(ii)           involves an expenditure, receipt, or transfer or other disposition of property with a value of greater than $10,000 may arise under it other than one with a customer in the Ordinary Course of Business;

(iii)           has not been entered into in the Ordinary Course of Business; or

(iv)           relates to or affects any interest in real property whether freehold, leasehold or otherwise;

Correct and complete copies of the foregoing Contracts have been made available to the Purchaser and are set forth in Schedule 3.9(a).

(b)           Good Standing: The Assumed Contracts are in full force and effect as of the date hereof and Company is not in breach of or in default under any of such Assumed Contracts, other than defaults arising solely as a result of the filing of the petition to commence the Bankruptcy Case, nor has any event occurred with the passage of time, with or without notice, that would constitute a material default by the Company under or with respect to any Assumed Contract nor, to the Knowledge of the Company, is any other party to such Assumed Contracts in breach or of in default thereunder.  To the Knowledge of the Company, there are no facts which would cause or be likely to cause cancellation or revocation of any Assumed Contract, or adversely effect the operations of the Company, Business or Assets.

(c)           Forward Commitments: All outstanding forward commitments by or on behalf of the Company for the purchase or sale of inventory have been made in accordance with the established price lists of the Company or its suppliers or, if otherwise, in accordance with the Company's normal business custom.

3.10.             Effect of Transaction

(a)           No Adverse Implications: Neither the execution and delivery of this Agreement nor the completion of the Contemplated Transactions will:

(i)           give any Person the right to accelerate, terminate or cancel any contractual right of the Company or to remove any of the Assets;

(ii)           result in the creation of any Encumbrance (other than Permitted Encumbrances) on any of the Assets or in a breach of or a default under any agreement giving a third party security against any of the Assets;

(iii)           result in a breach or contravention of or default under any provision of any Permit, contract, agreement, instrument, lease, indenture, authority, certificate, consent, statute, regulation, bylaw, order, ruling, decision, arbitration award, judgment, decree or law to which the Company is a party or by or to which the Company, or any of the Assets are bound or are subject, which, in the aggregate, would have a Material Adverse Effect on the Assets or the Business, or which will impair the legality or enforceability of this Agreement or the Contemplated Transactions, or require the consent of any Person;

(iv)           be contrary to any of the provisions of the Charter Documents of the Company: or

(v)           result in any fees, duties, assessments or other amounts relating to the Business or the Assets becoming due or payable.

(b)           Government Approvals:  Other than the approval of the Bankruptcy Court and the Purchaser’s receipt of the Radioactive Possession License and the Device Manufacturing License from the California Department of Health Services, there is no authorization, license, approval, consent, order or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority, court, board, or administrative tribunal that is required for the execution or delivery by the Company of this Agreement, or the completion or performance by the Company of any of the Contemplated Transactions, or the validity or enforceability of this Agreement against the Company.

3.11.             Environmental

(a)           Hazardous Material:  No Hazardous Materials or other material used in or generated by the Business or any of the Assets have been or are currently placed, used, stored, treated, manufactured, disposed of, released, discharged, spilled or emitted by the Company in violation of any applicable Environmental Protection Laws. All Hazardous Materials disposed of, removed, emitted, released, discharged or spilled from or treated on the land on which the Leased Premises are situated were and are documented, handled, transported and disposed of in compliance with all applicable Environmental Protection Laws.

(b)           Waste Disposal: All of the facilities on the land on which the Leased Premises are situated that were or are used for the generation or disposal of Hazardous Materials or other material used in or generated by the Business or in or on any of the Leased Premises have been and are properly permitted and operated in Material compliance with all applicable Environmental Protection Laws.

(c)           Environmental Agreements: There is no agreement or consent order to which the Company is a party relating to any environmental matter, and no such agreement or order is necessary for the continued compliance of any of the Assets or their respective uses or the Business with applicable Environmental Protection Laws concerning the generation, storage or disposal of Hazardous Materials.

(d)           Investigations: There have been no orders, claims or demands issued or threatened and no investigations conducted, taken or threatened under or pursuant to any Environmental Protection Laws with respect to the Assets or the Business, of which the Company has Knowledge, other than routine inspections. The Company does not have Knowledge of any circumstances or events that have any reasonable prospect of resulting in any claim, action or other proceeding with respect to Hazardous Materials or in an order or investigation under or pursuant to any Environmental Protection Laws.

(e)           Permits: All permits, licenses, approvals, authorizations, consents, registrations, privileges, waivers, exemptions, orders, certificates, rulings, agreements or other concessions required under applicable Environmental Protection Laws to own or operate the Assets or carry on the Business have been obtained, all terms and conditions attached thereto have been duly complied with, and all such permits, licenses, approvals, authorizations, consents, privileges, waivers, exemptions, orders, certificates, rulings, agreements and registrations are in full force and effect and in good standing, in each case where the failure to obtain, comply with or be in effect would be reasonably likely to have a Material Adverse Effect on the Business taken as a whole.

(f)           Adverse Proceedings: There have been and are no actions, claims or other proceedings commenced or, to the Knowledge of the Company, threatened with respect to any of the Assets or the Business pursuant to Environmental Protection Laws or with respect to Hazardous Materials.

(g)           Nuisance; The Company has no Knowledge of any claim for nuisance being made or threatened against the Business or the Assets.

3.12.             Audits

The Company has made available to the Purchaser the last 3 FDA audits of the Business, the last 6 quality systems and manufacturing audits of the Business and the last 3 years of Audited Financial Statements with all commentary and notes attached that are part of the audit.

3.13.             Compliance with the Foreign Corrupt Practices Act and Export Control and Antiboycott Laws

(a)           The Company has not, to obtain or retain business, directly or indirectly offered, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment with a value in excess of $10,000 in the aggregate to any one individual in any year) or any commission payment in excess of five percent (5%) of any amount payable, to:

(i)           any person who is an official, officer, agent, employee or representative of any Governmental Authority or of any existing or prospective customer (whether government owned or nongovernment owned);

(ii)           any political party or official thereof;

(iii)           any candidate for political or political party office; or

(iv)           any other individual or entity; while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual, or any entity affiliated with such customer, political party or official or political office.

(b)           Each transaction is properly and accurately recorded on the Books and Records of Company, and each document upon which entries in Company's Books and Records are based is complete and accurate.  The Company maintains a system of internal accounting controls designed to insure that the Company maintains no off-the-books accounts and that Company's assets are used only in accordance with the Company's management directives.

(c)           The Company has at all times been in compliance with all Legal Requirements relating to export control and trade embargoes.  No product sold or service provided by Company during the last five (5) years has been, directly or indirectly, sold to or performed on behalf of Cuba, Iraq, Iran, Libya or North Korea.

(d)           Company has not violated the antiboycott prohibitions contained in 50 U.S.C. sect. 2401 et seq. or taken any action that can be penalized under Section 999 of the Code.  During the last five (5) years, Company has not been a party to, is not a beneficiary under and has not performed any service or sold any product under any Company Contract under which a product has been sold to customers in Bahrain, Iraq, Jordan, Kuwait, Lebanon, Libya, Oman, Qatar, Saudi Arabia, Sudan, Syria, United Arab Emirates or the Republic of Yemen.

3.14.             Brokers or Finders

Except for fees due to Robert W. Baird & Co., neither Company nor any of its representatives have incurred any Liability for brokerage or finders' fees or agents' commissions or other similar payments in connection with the Contemplated Transactions.

3.15.             Representation and Warranty of Parent.

Parent represents, warrants and covenants that to its Knowledge all of the representations and warranties provided by Company in this Section 3 are true and correct and there is no fact, circumstance, occurrence or omission which would, with or without the passage of time, with or without notice, make any such statement untrue.

4.           Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Company

(a)           Status: The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, and has the corporate power to own its property and conduct its business in the manner in which such business is now being conducted and has full power and capacity to enter into, carry out the Contemplated Transactions, and duly observe and perform all its obligations contained in this Agreement.

(b)           Due Authorization: The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement, and the completion and performance of the transactions and obligations contemplated by or contained in this Agreement, have been duly authorized by all necessary corporate action on the part of the Purchaser, and this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser and, subject to the approval of the Bankruptcy Court, is enforceable in accordance with its terms.

(c)           Non-contravention: Neither the execution and delivery of this Agreement nor the completion and performance of the Contemplated Transactions will result in a breach of or default under, or be contrary to, any of the provisions of the Charter Documents of the Purchaser or any Encumbrance, indenture, contract, agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound.

(d)           Sufficient Funds.  The Purchaser has sufficient funds to pay the Initial Payment and the financial ability to satisfy its obligations under the Note in accordance therewith.

5.           Pre-Closing Matters and Other Covenants

5.1.             Operations until Closing

Except as otherwise provided in this Agreement or unless otherwise agreed or consented to in writing by the Purchaser, the Company shall from the date of this Agreement up to the Closing:

(a)           Conduct of Business: Subject to the provisions of the Bankruptcy Code, carry on and conduct the Business in all Material respects in the Ordinary Course consistent with past practice including but not limited to:

(i)           use all reasonable efforts to preserve the Assets and Business intact and maintain the Assets and Business in accordance with standard industry practice;

(ii)           not allow any of the Assets to become subject to any Encumbrance except Permitted Encumbrances;

(iii)           not sell, lease, license, transfer or otherwise dispose of, or agree to sell, lease, license, transfer or otherwise dispose of, any of the Assets except in the Ordinary Course of Business, consistent with past practice;

(iv)           use all reasonable efforts to keep available the services of the present Employees for the Purchaser and to maintain relations and goodwill with suppliers, customers and others having business relations with the Company in respect of the Business;

(v)           make all necessary Tax, governmental and other filings in a timely fashion; and

(vi)           pay to all its Employees all wages, salaries and commissions earned but unpaid, and all earned but unpaid vacation pay for vacation days taken or accrued and sick leave pay for sick leave taken and other entitlements under Benefit Plans up to and including the Closing Date;

(vii)           Intellectual Property:  Take any action reasonably necessary or required to maintain, enforce and continue the Company’s interest in any Intellectual Property.

(viii)           Inventory:  Maintain an inventory supply of substantially the same quantity, quality and distribution of inventory items as exists on the date hereof.

(b)           New Capital Projects: Not, unless required by law or required to repair or replace any loss or damage to the Assets arising subsequent to the execution of this Agreement, commence any new capital projects the cost of which are in excess of $5,000 in the aggregate, other than capital projects relating to ClearPath;

(c)           Agreements: Not amend, vary, cancel or terminate any of the Assumed Contracts or Permits, or enter into any contract, agreement, instrument, commitment, lease, or indenture with a total aggregate value of more than $25,000 or with a term of more than 1 year, or obtain any additional permit, license, registration or other right of the kind described in Section 3.3(a) in connection with the Business, except any additional permits, licenses, registrations or other rights of the kind described in Section 3.3(a) obtained or entered into in the Ordinary Course of Business, consistent with past practice, or as required by law; and

(d)           Access: Provide to the Purchaser, its employees, representatives and agents, reasonable access during normal business hours to the Company's personnel and its facilities and properties and to the Books and Records and to all, or true copies of all, title documents, indentures, contracts, agreements, Encumbrances, instruments, leases and other documents relating to the Assets or the Business, and furnish them with all such information relating to the Business and the Assets as the Purchaser from time to time reasonably requests; it being acknowledged and agreed by the Company that no investigation made by the Purchaser or any of its employees, representatives or agents shall have the effect of waiving or diminishing the scope of, or otherwise affect the Purchaser's right to rely on, any representation or warranty made by the Company in this Agreement or in any document, instrument or agreement delivered pursuant to this Agreement.

5.2.             Confidentiality

The Purchaser acknowledges that any information, materials and documentation received or observed by it pursuant to or as contemplated by Section 5.1(d), either before or after execution of this Agreement, is confidential. The Purchaser shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent the Purchaser from disclosing or making available to its accountants, professional advisors and bankers and other lenders, any such information, materials and documentation on a confidential basis for the purpose of carrying out the Contemplated Transactions.

5.3.             Return of Information

If the purchase of the Business and Assets pursuant to this Agreement is not completed, each party shall return to the other party all materials, documentation, data, records, drawings and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) relating to the Assets or the Business which is confidential and which is in the possession of such party and maintain the confidentiality of all information or knowledge obtained from the other party, and not use any such information or knowledge for any purpose whatsoever.

5.4.             Consents and Re-issues

The Company shall use all reasonable efforts to obtain, prior to the Closing Date:

(a)           all consents and approvals, in form and substance satisfactory to the Purchaser, acting reasonably, necessary for the assignment of the Company's interests in the Assumed Contracts and the Permits, and of any other of the Assets, to the Purchaser; and

(b)           if applicable, the re-issue of any of the Assumed Contracts and the Permits in the name of the Purchaser, and the Company shall not, except as presently contemplated by the terms thereof, or except with the prior written consent of the Purchaser, agree to any amendment or variation to the terms of any of the Assumed Contracts or the Permits in connection with, or as a condition of, such assignment or re-issue.

The Purchaser shall give to the Company such information and copies of such documents relating to the Purchaser which the Company may reasonably request in order to obtain any consent or approval, or re-issue referred to above.

5.5.             Consent Not Received by Closing

If a consent or approval of a third party required to permit the transfer or assignment to the Purchaser of the Company's interest in any of the Assumed Contracts or the Permits, or of any other of the Assets, is not received on or before the Closing, and if, notwithstanding such non-receipt, the Company and the Purchaser proceed to complete the sale and the purchase of the Business and the Assets contemplated by this Agreement, the transfer or assignment of those Assumed Contracts and Permits, and other Assets, in respect of which the required consent has not been received on or before the Closing will not be effective in each case until the applicable consent or approval has been received, and such Assumed Contract or Permit, or other Asset, will be held by the Company following the Closing in trust for the benefit and exclusive use of the Purchaser, provided that Company shall not be required to incur out-of-pocket costs in excess of $25,000 in the aggregate in connection with all such consents and approvals unless Purchaser shall contemporaneously reimburse Company for such excess costs; further provided that such amount shall not include any amounts required to be paid by Company in connection with the assumption or assignment of any Assumed Contract.

5.6.             Purchaser's Covenant

The Purchaser shall, prior to the Closing Date, execute and deliver such assumption agreements and applications for consents in such forms and content, all as may be reasonably required by the Company to obtain the consents and approvals, and the re-issues, referred to in Section 5.4.

5.7.             Preservation of Records

Following the Closing, Purchaser shall preserve and, during regular business hours and upon reasonable notice, make available to Company and its representatives for inspection and copying all Books and Records pertaining to the Company for periods prior to the Closing Date, wherever located, for six years from the Closing Date, for (i) the purposes of preparing Tax returns and financial statements and responding to Tax audits, (ii) the purposes of prosecuting or defending any claim, litigation, proceeding or investigation which arises out of or relates to the Company or this Agreement, and (iii) any other reasonable business purpose of Company.

5.8.             FDA Matters

Pursuant to FDA’s existing transfer procedure, Company shall:

(a)           file with FDA an original and a copy of a letter (on its letterhead and signed by a duly authorized Person) notifying FDA of the change of ownership of the Business (including any FDA filings) to Purchaser; and

(b)           provide Purchaser with a complete copy of any pre-market approval (“PMA”) or 510k approvals for any products sold in connection with the Business.

Purchaser shall be responsible for all other steps necessary to perfect the transfer of the PMA under FDA’s rules and procedures, including but not limited to, providing FDA with a written commitment to comply with conditions of approval applicable to the PMA Approval.

5.9.             World Wide Medical Technologies and Idea Matrix.  Company shall use its commercially reasonable best efforts to ensure that any rights, releases, licenses, or covenants not to sue that Company obtains from World Wide Medical Technologies or Rick Terwilliger in connection with pending litigation are transferable to any successor of Company, including Purchaser.

5.10.             Non-Competition Agreement.  Prior to the Closing Date, the parties will work together to enter into a non-competition agreement in favor of Purchaser to be signed by Company and Parent (the “Non-Competition Agreement”).  The Non-Competition Agreement shall, to the extent permitted by applicable law, prohibit Company and Parent from competing with Purchaser within the prostate brachytherapy business but excluding any ClearPath business.

5.11.             Break-Up Fee.  In consideration for Purchaser having expended considerable time and expense in connection with this Agreement and the negotiation thereof and the identification and quantification of assets of the Company, provided this Agreement is not terminated by Purchaser prior to closing and regardless of whether or not Purchaser makes any matching or competing bids, the Company shall pay to Purchaser a break up fee in an amount equal to One Hundred Twenty Five Thousand Dollars ($125,000)(the “Break-Up Fee”) on the first Business day following the date of consummation of a transaction with an Overbidder, as that term is hereinafter defined.  The parties intend that the Break-Up Fee shall be treated as an administrative expense in the Bankruptcy Case.  The Company acknowledges and agrees that (i) the approval of the Break-Up Fee is an integral part of the transactions contemplated by this Agreement (ii) in the absence of the Company’s obligation to pay the Break-Up Fee and its agreement to request such status, Purchaser would not have entered into this Agreement, (iii) the entry of Purchaser into this Agreement is necessary for preservation of the estate of the Company and is beneficial to the Company, (iv) the Break-Up Fee is reasonable in relation to Purchaser’s efforts and to the magnitude of the transactions contemplated hereby, and (v) time is of the essence with respect to the entry of the Bidding Procedures Order (the “Procedures Order”).  The Company’s agreement to pay the Break-Up Fee is subject to Bankruptcy Court approval of this Agreement, including without limitation, payment of the Break-Up Fee, which approval shall be requested in the Procedures Order.

5.12.             Debtor-in-Possession.  During the pendency of the Bankruptcy Case, the Company shall continue to operate its business as debtor-in-possession pursuant to the Bankruptcy Code.

5.13.             Entry of Sale Procedures Order.  Within two (2) days following the Petition Date, Company shall file a motion in the Bankruptcy Court for the Procedures Order approving, on an expedited basis and, in any event, before the hearing on the Motion to Approve the Sale of Assets pursuant to this Agreement (the “Sale Motion”), the sale procedures (“Sale Procedures”) reasonably similar to the following procedures for the submission of competing offers for the Assets at the hearing on the Sale Motion and in a form and substance acceptable to Purchaser:

(a)           Approving the Break-Up Fee;

(b)           Providing that any entity other than Purchaser (an “Overbidder”) that is interested in purchasing the Assets must file with the Bankruptcy Court and serve on the Company and Purchaser and their counsel, an “Initial Overbid” in conformance with this paragraph, so that it is actually received by Purchaser and the Company no later than two (2) court days before the Sale Hearing (the “Bid Deadline”). Any Initial Overbid must:

(i)           include a proposed asset purchase agreement (the “Competing Agreement”), executed by the Overbidder, that is on substantially the same terms and conditions as those in this Agreement, along with a redlined, marked copy showing all changes between the Competing Agreement and this Agreement;

(ii)           remain open until the conclusion of the Sale Hearing;

(iii)           contain terms and conditions that are higher and better than the terms and conditions of this Agreement as determined by the Bankruptcy Court following a report and recommendation by the Company as to the highest and best offer;

(iv)           provide for a purchase price to be paid to the Company that exceeds the Purchase Price by $150,000;

(v)           be accompanied by admissible evidence in the form of affidavits or declarations establishing the Overbidder’s good faith, within the meaning of Section 363(m) of the Bankruptcy Code;

(vi)           be accompanied by admissible evidence in the form of affidavits or declarations establishing that the Overbidder is capable and qualified, financially, legally, and otherwise, of unconditionally performing all obligations under the Competing Agreement;

(vii)           be accompanied by a cashier’s check made payable to the order of the Company in the amount of $150,000 (the “Overbidder’s Deposit”), and further provide that (i) if the Bankruptcy Court approves a sale of the Assets to the Overbidder, the Company may retain the Overbidder’s Deposit for application as a non-refundable deposit for application against the purchase price at the closing of the transaction, and (ii) if the Bankruptcy Court does not approve a sale of the Assets to the Overbidder, the Company will promptly return the Overbidder’s Deposit to Overbidder;

(viii)          disclaim any right of Overbidder to receive a fee analogous to the Break-Up Fee or to compensation under Bankruptcy Code Section 503(b) for making a substantial contribution; and

(ix)           contain a proposed closing date that is not later than the Closing Date hereunder.

(c)           Any entity that submits a timely, conforming Initial Overbid, as set forth above, shall be deemed a “Qualified Overbidder” and may bid for the Assets at the Sale Hearing.

(d)           Any entity that fails to submit a timely, conforming Initial Overbid, as set forth above, shall be disqualified from bidding for the Assets at the Sale Hearing.

(e)           If no timely, conforming Initial Overbid is submitted, the Company shall request at the Sale Hearing that the Bankruptcy Court approve the proposed sale of the Assets to Purchaser under this Agreement.

(f)           If one or more timely conforming Initial Overbids is received, the Bankruptcy Court may nonetheless approve this Agreement and the proposed sale of the Assets to Purchaser, or the Bankruptcy Court may conduct an auction of the Assets at the Sale Hearing (the “Auction”) in which Purchaser and all Qualified Overbidders may participate.  The Auction shall be governed by the following procedures:

(i)           all bidders shall be deemed to have consented to the core jurisdiction of the Bankruptcy Court and to have waived any right to jury trial in connection with any disputes relating to the Auction or the sale of the Assets;

(ii)           bidding will commence at the amount of the highest bid submitted by a Qualified Overbidder, as determined by the Bankruptcy Court;

(iii)           each subsequent bid shall be in increments of no less than $25,000;

(iv)           Purchaser shall have the right, but not the obligation, in its sole and absolute discretion, to match bids made by any Qualified Overbidder and, in such event, Purchaser’s matching bid shall be deemed the highest and best bid for the Assets;

(v)           if, upon conclusion of the Auction, and consistent with the terms of these bidding procedures, Purchaser’s final bid matches or is greater than the highest bid made by a Qualified Overbidder, the Bankruptcy Court shall approve this Agreement and authorize the Company to sell the Assets to Purchaser, and the amount of Purchaser’s final bid (less the amount of the Break-Up Fee) shall constitute the Purchase Price under this Agreement; and

(vi)           Company may, with Bankruptcy Court approval, elect to deem Purchaser’s final bid to be the highest bid, notwithstanding the receipt of an apparently higher bid from another Overbidder, if the Company reasonably conclude that the Overbidder may not be able to close, or for any other reason.

(g)           Purchaser has standing and is deemed to be a party in interest with standing to be heard on any motion, hearing or other matter related to this Agreement or any Overbid, or other sale of assets subject to this Agreement.

5.14.             Entry of Motion To Approve Sale. Within 2 days of the entry of an Order of the Bankruptcy Court approving the Bidding Procedures, Company shall file a motion (the “Sale Motion”) with the Bankruptcy Court seeking entry of the Sale Order.  The Sale Order shall be in a form and substance reasonably acceptable to the Purchaser, and shall be a final nonappealable Order on or before April 30, 2009, and, among other things, shall:

(a)           Approve the sale of the Assets to Purchaser and the assumption by Purchaser of the Assumed Liabilities on the terms and conditions set forth in this Agreement, and authorize Purchaser to proceed with the transaction contemplated under this Agreement;

(b)           state that the sale of the Assets to Purchaser shall be free and clear of all Encumbrances, except for Permitted Encumbrances;

(c)           state that the Sale Order shall be immediately effective upon entry, notwithstanding the provisions of Rule 6004(g) of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”) and Rule 62(g) of the Federal Rules of Civil Procedure;

(d)           provide that Purchaser and the Company may cause the Closing to occur as soon as practicable after the entry of the Sale Order; and

(e)           contain findings of fact and conclusions of law reasonably similar to the following:

(i)           the Notice of Sale, Assignment, and Transfer of the Assets free and clear of Encumbrances, and the parties who were served with copies of such Notice, were in compliance with Sections 102 and 363 of the Bankruptcy Code and Bankruptcy Rules 2002, 6004, and 9014 and any other applicable provision of the Bankruptcy Code, the Bankruptcy Rules, or any local bankruptcy rule governing the sale of assets free and clear of Encumbrances, or as directed by the Bankruptcy Court as long as the Bankruptcy Court finds that such notice is sufficient under the circumstances;

(ii)           all requirements imposed by Section 363(f) of the Bankruptcy Code for the sale of the Assets free and clear of Encumbrances have been satisfied;

(iii)           Purchaser is a purchaser of the Assets in “good faith” pursuant to Section 363(m) of the Bankruptcy Code, and the transactions contemplated hereunder are entitled to the protections of Section 363(m);

(iv)           Purchaser and the Company did not engage in any conduct which would allow this Agreement to be set aside pursuant to Section 363(n) of the Bankruptcy Code;

(v)           pursuant to Section 105 of the Bankruptcy Code, any creditors of the Company are prohibited from taking any actions against Purchaser or the Assets except in connection with liabilities expressly assumed by Purchaser; and

(vi)           the terms and provisions of this Agreement are fair and reasonable.

5.15.             Bankruptcy Efforts. Purchaser and the Company shall use their commercially reasonable efforts to cause the Bankruptcy Court to enter the Procedures Order and the Sale Order. Unless the Bankruptcy Court fails to approve the payment of the Break-Up Fee as provided herein, neither Purchaser nor any of its agents shall seek compensation from the Company under Bankruptcy Code Section 503(b) or otherwise for making a substantial contribution in the Bankruptcy Case.  In the event that the Bankruptcy Court fails to Approve the Break-Up Fee or in the event that the Procedures Order is not a final nonappealable order on or before March 23, 2009 or the Sale Order is not a final nonappealable order on or before April 30, 2009, Purchaser may elect to terminate this Agreement.

5.16.             Timing. The Company shall request from the Bankruptcy Court that the Sale Hearing take place not less than fifteen (15) days following the date of this Agreement.

6.           Additional Obligations of the Parties

6.1.             Mutual License Agreement. Prior to the Closing, the parties shall enter into a certain Mutual License Agreement to permit Purchaser to license the certain of the Excluded Assets of the Company listed on Schedule 6.1 (the “Licensed Assets”), hereto and to permit the Company to license the Licensed Assets for a period of 6 months following the Closing (the “Transfer Period”).  During the Transfer Period the parties will work together and provide reasonable assistance in order to facilitate the orderly transition of each party.  The Mutual License shall provide that the Licensing party’s use of the Licensed Assets shall be limited to the use in existence as of the Closing Date and shall not substantially increase or alter the use of the licensed assets.  Either party shall be permitted to extend the Transfer Period for an additional 60 days upon 15 days written notice prior to the expiration of the initial Transfer Period.  The Licensed Assets shall be agreed to by the parties prior to the Closing Date.

6.2.             Computer Hardware and Computer Software.  The parties will work together to ensure that as of the Closing Date the Purchaser shall have sufficient computer hardware and software to be able to operate the Business in the Ordinary Course.  Similarly, Company desires to retain sufficient computer hardware and software to operate its remaining business.  To that end, the parties acknowledge and agree that there may be adjustments made to the Computer Hardware and Computer Software included in the Assets prior to the Closing Date and that they will work together to come to a fair and equitable distribution of the Computer Hardware and Computer Software.

7.           Conditions of Closing

7.1.             Conditions of the Purchaser

The obligation of the Purchaser to complete the purchase of the Business and the Assets contemplated by this Agreement is subject to the fulfillment of the following conditions:

(a)           Representations and Warranties: The representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing with the same effect as though such representations and warranties had been made as of the Closing (provided that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), except where the failure of such representations and warranties to be true and correct would not be reasonably likely to, individually or in the aggregate, have a Material Adverse Effect on the Business;

(b)           Covenants: All of the covenants and obligations of the Company to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed in all Material respects;

(c)           Releases: There having been delivered to the Purchaser duly executed releases in registrable form where applicable, of or evidence to the satisfaction of the Purchaser as to the discharge of, all Encumbrances against the Assets;

(d)           Non-Competition Agreement: The Company having executed and delivered to the Purchaser a non-competition\non-solicitation agreement in the form reasonably acceptable to the parties;

(e)           The Company shall have obtained the Product Liability Insurance;

(f)           The Company shall have obtained the required consent to transfer the Leased Premises;

(g)           The Company shall have entered into the Mutual License Agreement;

(h)           The Company shall have entered into an assignment of all Intellectual Property rights, in a form reasonably acceptable to Purchaser and completed all required filing documentation;

(i)           The Company shall have delivered to Purchaser a Bill of Sale substantially in a form reasonably acceptable Purchaser;

(j)           The Company shall have delivered to Purchaser a General Assignment and Assumption in a form reasonably acceptable to Purchaser;

(k)           Purchaser shall have received a Device Manufacturing License from the California Department of Health Services (or Company has transferred to Purchaser);

(l)           Purchaser shall have received the Radioactive Possession Licenses (or Company has transferred to Purchaser);

(m)           Purchaser shall have entered into an extension of the Lease through December 31, 2009;

(n)           The Bankruptcy Court shall have entered the Sale Order and the Sale Order shall have become a final, non-appealable order or shall not have been stayed pending an appeal by April 30, 2009 (a “Final Order”);and

Company shall have delivered to Purchaser a Secretary’s Certificate certifying (i) the Company’s authority to enter into this Agreement; (ii) the authenticity of the signatories; and (iii) the accuracy of the statements made in Article 3.

The foregoing conditions are for the benefit of the Purchaser only and accordingly the Purchaser will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

7.2.             Conditions of the Company

The obligation of the Company to complete the sale of the Business and the Assets contemplated by this Agreement is subject to the fulfillment of each of the following conditions:

(a)           Representations and Warranties: The representations and warranties of the Purchaser contained in this Agreement being true and correct in all Material respects on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing (provided that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date);

(b)           Covenants: All of the covenants and obligations of the Purchaser to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed in all Material respects;

(c)           General Assignment and Assumption Agreement: The Purchaser having executed and delivered to Company the Assumption Agreement, in the form reasonably acceptable to Purchaser;

(d)           To the extent required by the terms of the Lease, the landlord under the Lease shall have consented to the assignment thereof to the Purchaser;

(e)           Purchaser shall have entered into the Mutual License Agreement;

(f)           The Company shall have obtained the Product Liability Insurance;

(g)           The Purchaser shall have delivered an executed Note;

(h)           The Purchaser shall have delivered the Initial Payment;

(i)           The Bankruptcy Court shall have entered the Sale Order and the Sale Order shall have become a Final Order;

(j)           If this Agreement is assigned by Purchaser to an Affiliate prior to the Closing Date, Purchaser shall have delivered a Guaranty in a form reasonably acceptable to Company; and

(k)           Purchaser shall have delivered to Seller a Secretary’s Certificate certifying (i) the Purchaser’s authority to enter into this Agreement; (ii) the authenticity of the signatories; and (iii) the accuracy of the statement made in Article 4.

The foregoing conditions are for the benefit of the Company only and accordingly the Company will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

7.3.             Mutual Conditions

The obligations of the Company to complete the sale of the Business and Assets contemplated by this Agreement and of the Purchaser to complete the purchase of the Business and Assets as contemplated by this Agreement are subject to fulfillment of the following conditions:

(a)           No Orders or Proceedings: No injunction or restraining order or other decision, ruling or order of a court, board, Governmental Authority or administrative tribunal of competent jurisdiction being in effect which prohibits, restrains, limits or imposes conditions on the transactions contemplated by this Agreement and no action or proceeding having been instituted or remaining pending or having been threatened before any such court, board, Governmental Authority or administrative tribunal to restrain, prohibit, limit or impose conditions on the transactions contemplated by this Agreement.

(b)           Purchaser, Company and Parent shall have entered into a mutual release of all liabilities arising in between the parties in connection with the Asset Purchase Agreement dated February 11, 2009 and the Management Services Agreement dated February 11, 2009, each as terminated on February 26, 2009 (the “Mutual Release”).

7.4.             Termination.

(a)           In the event that any of the conditions set forth in this Article 7 is not performed or fulfilled at or before July 1, 2009, either the Purchaser or the Company may, subject to Section 11.11, terminate this Agreement, in which event the parties will be released from all obligations under this Agreement, except that no party will be released from its obligations, or may terminate this Agreement, if it was reasonably capable of causing such condition or conditions to be fulfilled or has breached any of its covenants or obligations in or under this Agreement

(b)           Notwithstanding Section 7.4(a) or any other provision of this Agreement, if at anytime prior to the Closing, Company ceases to operate in the Ordinary Course of Business, Purchaser may terminate this Agreement upon written notice and neither party shall have any liability to the other party for any acts or omission under this Agreement or the Asset Purchase Agreement dated February 11, 2009 or the Management Agreement dated February 11, 2009 each as terminated on February 26, 2009.

8.    Employees

8.1.             Company Actions

The Company shall pay all earned and outstanding compensation owing to the Employees as of the Closing Date, including without limitation, salary, wages, overtime, benefits, commissions, sick leave pay for sick leave taken, and vacation pay for vacation days taken or accrued.  The Company shall provide to the Purchaser evidence, reasonably satisfactory to the Purchaser at the Closing, that the said Employees’ employment has been terminated and that they have been paid as aforesaid.

8.2.             No New Contractual Rights or Obligations

Nothing contained in this Article 8 dealing with the Employees shall be construed as creating new contractual rights and/or obligations on the part of the Company or the Purchaser to any current or former Employee.

9.           Closing Transactions

9.1.             Time and Place

The Closing shall take place in the offices of the Purchaser at 1:00 p.m. Eastern time on the Closing Date; or at such other time and date, or both, as the Company and the Purchaser or their respective counsel may agree upon.

9.2.             Company's Closing Documents

At the Closing, the Company shall deliver the following to the Purchaser:

(a)           all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents which are necessary to assign, sell and transfer the Assets to the Purchaser as contemplated by this Agreement in such form and content as the Purchaser may require, acting reasonably including a Patent assignment, Trademark assignment; general assignment of Intellectual Property; General Assignment and Assumption and Bill of Sale;

(b)           certified copies of a resolution of the directors of the Company approving the completion of the Contemplated Transactions including, without limitation, the sale of the Business and Assets, and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Company pursuant to this Agreement in such form and content as the Purchaser may require, acting reasonably;

(c)           a certified copy of the Sale Order;

(d)           the Mutual Release;

(e)           possession of the Assets; and

(f)           if not previously delivered to the Purchaser, the original Assumed Contracts and Permits to the extent in the possession of the Company.

9.3.             Purchaser's Closing Documents

At the Closing the Purchaser shall deliver the following to the Company:

(a)           the cash portion of the Purchase Price;

(b)           the Note;

(c)           the Mutual Release; and

(d)           certified copies of resolutions of the directors of the Purchaser approving the Contemplated Transactions, including, without limitation, the purchase of the Business and the Assets, and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement in such form and content as the Company may require, acting reasonably.

9.4.             Concurrent Delivery

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by any party to the others pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

9.5.             Transfer of Assets and Business

Subject to compliance with the terms and conditions of this Agreement and the approval of the Bankruptcy Court, the transfer of the Assets and the Business to the Purchaser shall be deemed to take effect as at the Closing.

10.           Survival of Representations and Recourse

10.1.             Survival

The representations, warranties, covenants and obligations of the Company in or under this Agreement shall survive the completion of the Contemplated Transactions regardless of any investigations Purchaser may make or cause to be made, or knowledge it may have, prior to the Closing and shall continue in full force and effect for a period of one year from the Closing Date; provided that Company’s obligations with respect to the Retained Liabilities and under Sections 2.6 and 2.7 and Article 10 shall continue thereafter in accordance with their terms.

The representations, warranties, covenants and obligations of the Purchaser in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement shall survive the completion of the transactions contemplated hereby regardless of any independent investigations that Company may make or cause to be made, or knowledge either of them may have, prior to the Closing and shall continue in full force and effect for a period of one year from the Closing Date, provided that Purchaser’s obligations with respect to the Assumed Liabilities and under Sections 2.6 and 2.7 and Article 10 shall continue thereafter in accordance with their terms.

10.2.             Indemnification by Company.  The Company shall indemnify and hold Purchaser harmless against and with respect to, and shall reimburse Purchaser for any and all losses, liabilities, damages, costs and expenses, damages awards, payments, diminution in value and other losses, however suffered or characterized, and all interest thereon and all costs and expenses of investigating any claim, lawsuit, or arbitration and any appeal therefrom or any negotiations, settlement or other act required to remedy the breach including reasonable attorney's fees (collectively “Losses”) arising out of or related to:

(a)           Any breach of any representation or warranty, or nonfulfillment of any covenant by Company contained herein;

(b)           Any and all Retained Liabilities; and

(c)           Any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including, without limitation, reasonable legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity;

provided that with respect to any claim for indemnification under this Section 10.2:

(d)           Except for claims arising under Sections 3.1 (Corporate Status and Authority); 3.2(d) (Taxes); and 3.11 (Environmental) written notice of such claim shall be given by or on behalf of the Purchaser to the Company, as the case may be, within eighteen (18) months from the Closing Date;

(i)           the aggregate amount of all such Losses exceeds $100,000;

(ii)           the Company shall have liability only to the extent that the aggregate amount of the Losses under (ii) exceeds $100,000, and then only for the amount of any such excess; and

(iii)           the aggregate amount of liability for all such Losses is limited to the lesser of  $2,500,000 or amounts paid under the Initial Payment and Note, provided that any amounts withheld under Section 10.7 shall be included in calculating the maximum liability amount.

10.3.             Indemnification by Purchaser.  Purchaser shall indemnify and hold Company harmless against and with respect to, and shall reimburse Company  for any and all Losses arising from or related to:

(a)           Any breach of any representation or warranty or nonfulfillment of any covenant by Purchaser contained herein;

(b)           Any and all of the Assumed Liabilities;

(c)           Any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including, without limitation, reasonable legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity; and

provided that with respect to any claim for indemnification under this Section 10.3:

(d)           Except for claims arising under Sections 4.1 (Corporate Status and Authority), written notice of such claim shall be given by or on behalf of the Company to Purchaser, as the case may be, within eighteen (18) months from the Closing Date;

(i)           the aggregate amount of all such Losses exceeds $100,000;

(ii)           the Purchaser shall have liability only to the extent that the aggregate amount of the Losses under (ii) exceeds $100,000, and then only for the amount of any such excess; and

(iii)           the aggregate amount of liability for all such Losses is limited to $2,500,000;

provided that with respect to any claim for indemnification based upon a breach of a representation or warranty by the Purchaser under this Agreement, written notice of such claim is given on behalf of the Company to the Purchaser within eighteen (18) months of the Closing Date.

10.4.             Defense of Third Party Claims

In the event of a claim (an “Indemnity Claim”) being made by a third party against a party to this Agreement (the “Indemnified Party”) in respect of which, subject to Sections 10.2 and 10.3, another party to this Agreement (the “Indemnifier”) is or may be obligated under or arising out of this Agreement to indemnify, pay damages to or otherwise compensate the Indemnified Party, the following provisions shall apply.

The Indemnified Party shall promptly give written notice to the Indemnifier of any Indemnity Claim in respect of which the Indemnified Party intends to claim for indemnification against the Indemnifier. Such notice shall specify with reasonable particularity (to the extent that the information is available) the nature of the Indemnity Claim. The Indemnifier may, at its own expense, assume control of the negotiation, settlement and defense of such Indemnity Claim. The Indemnified Party shall co-operate with the Indemnifier in respect of such Indemnity Claim and the Indemnifier shall reimburse the Indemnified Party for all the Indemnified Party's reasonable expenses as a result of the Indemnifier's assumption of such Indemnity Claim and arising from the Indemnified Party's co-operation.

The Indemnified Party will have the right to participate in the negotiation, settlement and defense of such Indemnity Claim at its own expense and will have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifier and the Indemnified Party shall be retained by the Indemnifier. If the Indemnifier fails to defend any Indemnity Claim within a reasonable time, the Indemnified Party will be entitled to assume control of the Indemnity Claim at the expense of the Indemnifier and the Indemnifier will be bound by the results obtained by the Indemnified Party with respect to such Indemnity Claim.

The following provisions shall also apply with respect to Indemnity Claims:

(a)           In the event that any Indemnity Claim is of a nature such that the Indemnified Party is legally bound or required by applicable law to make a payment to any person (a “Third Party”) with respect to such Indemnity Claim before the completion of settlement negotiations or related legal proceedings, including, without limitation, the posting of any security to stay any process of execution or judgment, the Indemnifier shall be obligated to make such payment or post security therefor on behalf of the Indemnified Party. If the Indemnifier fails to do so, the Indemnified Party may make such payment or post security therefor and the Indemnifier shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment or cause the security to be replaced and released. If the amount of any liability of the Indemnified Party under the Indemnity Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifier to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifier.

(b)           Except in the circumstance contemplated by Section 10.4(a) above, and unless the Indemnifier fails to assume control of the negotiation, settlement and defense of any Indemnity Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Indemnity Claim except with the prior written consent of the Indemnifier (which consent shall not be unreasonably withheld).

(c)           The Indemnified Party shall not permit any right of appeal in respect of any Indemnity Claim to terminate without giving the Indemnifier notice thereof and an opportunity to contest such Indemnity Claim.

(d)           The Indemnified Party and the Indemnifier shall co-operate fully with each other with respect to Indemnity Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself or herself informed about and be prepared to discuss the Indemnity Claim with his or her counterpart and with counsel at all reasonable times.

(e)           Notwithstanding the above provisions of this Section 10.4, the Indemnifier shall not settle any Indemnity Claim or conduct any related legal or administrative proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a Material adverse impact on the Indemnified Party.

(f)           The provisions of this Section 10.4 are intended to set out the procedures to be followed with respect to an Indemnity Claim and, provided the Indemnified Party follows such procedures in all Material respects, nothing contained in this Section 10.4 will derogate from the Indemnifier's obligations to indemnify the Indemnified Party.

10.5.             Characterization of Indemnification Payments

All payments paid by any party under this Article 10 shall be treated as adjustments to the Purchase Price for all Tax purposes.

10.6.             Computation of Losses; Disputes

The amount of any Losses for which indemnification is provided under this Article 10 shall be reduced by (a) any related Tax benefits if and when actually realized or received (but only after taking into account any Tax benefits (including, without limitation, any net operating losses or other deductions and any carryovers or carrybacks) to which the Indemnified Party would be entitled without regard to such item), except to the extent such recovery has already been taken into account in determining the amount of any such Losses, and (b) any insurance recovery if and when actually realized or received, in each case in respect of such Losses.  Any such recovery shall be promptly repaid by the Indemnified Party to the Indemnifier following the time at which such recovery is realized or received pursuant to the previous sentence, minus all reasonably allocable costs, charges and expenses incurred by the Indemnitee in obtaining such recovery.  Notwithstanding the foregoing, if (x) the amount of Losses for which the Indemnifier is obligated to indemnify the Indemnified Party is reduced by any Tax benefit or insurance recovery in accordance with the provisions of the previous sentence, and (y) the Indemnified Party subsequently is required to repay the amount of any such Tax benefit or insurance recovery or such Tax benefit or insurance recovery is disallowed, then the obligation of the Indemnifier to indemnify with respect to such amounts shall be reinstated immediately and such amounts shall be paid promptly to the Indemnified Party in accordance with the provisions of this Agreement.

10.7.             Right of Off-Set.  In the event the Company fails to remit any the indemnified amounts within 30 days after Purchaser provides notice of an indemnified claim, Purchaser shall be entitled to suspend all payments due under the Note, up to 150% of the claim, until the conclusion or settlement of the indemnified claim (“Suspension Period”).  During the Suspension Period, the Purchaser shall hold the Note payments otherwise due in a separate interest bearing account, and shall provide the Company with a monthly accounting.  After the conclusion or settlement of the indemnified claim, Purchaser may off-set any amounts owed to Purchaser as an indemnified party against payments due on the Note and accrued during the Suspension Period and any other payments due on the note but not yet accrued during the Suspension Period until all indemnified amounts have been recouped.  Subject to Section 10.8, Purchaser’s right of off-set shall not limit Purchaser’s right to recover any amounts in excess of the Note payments off-set from the Company.

10.8.             No Disgorgement.  Purchaser’s indemnification right shall be limited to the amounts due and owing on the Note and such as may be collected from Company directly without requiring the disgorgement of funds from either Company’s secured lender Silicon Valley Bank or any entity or individual holding an administrative claim in the bankruptcy proceeding involving Company.  Any such additional claims for indemnification shall be accorded unsecured creditor status.

10.9.             No Consequential Damages

The obligations of the Indemnifier in respect of a claim for indemnification under this Agreement shall not include any special, exemplary or consequential damages, including business interruption or lost profits, or any punitive damages, except to the extent awarded to any third party.

10.10.           Mitigation

Each of the parties agrees to take all reasonable steps to mitigate their respective Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

10.11.           Subrogation

Upon making any indemnification payment, the Indemnifier will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any Third Party in respect of the Loss to which the payment relates.  Without limiting the generality of any other provision hereof, each such Indemnifier and Indemnified Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation rights.

10.12.           Exclusivity

From and after the Closing, none of the parties hereto shall be liable or responsible in any manner whatsoever to any other party, whether for indemnification or otherwise, except for indemnity as expressly provided in this Article 10, which provides the exclusive remedies and causes of action of the parties hereto with respect to any matter arising out of or in connection with this Agreement or any Schedule or Exhibit hereto or any opinion or certificate delivered in connection herewith or any of the transactions contemplated hereby.  The limitations on liability contained in this Article 10 shall not apply to liability for fraud on the part of any of the parties to this Agreement.

10.13.    Product Liability Insurance

The Company will use best commercial efforts to obtain prepaid product liability insurance reasonably acceptable to Purchaser with respect to products manufactured or sold prior to the Closing Date for a period of 5 years from the Closing Date in the amount of $5,000,000.00, which shall name the Purchaser as a named insured (the “Product Liability Insurance”).  If Company obtains the Product Liability Insurance, then notwithstanding any provision to the contrary in this Agreement, Purchaser’s sole recourse with respect to any Product Liability Matter shall be to the Product Liability Insurance.  The Company shall not terminate, assign or cancel such Product Liability Insurance during the 5 year term.

11.           Miscellaneous

11.1.             Legal and Other Fees and Expenses

Unless otherwise specifically provided herein, the parties will pay their respective legal, accounting and other professional fees and expenses incurred by each of them in connection with the negotiation and settlement of this Agreement, the completion of the Contemplated Transactions and other matters pertaining hereto.

11.2.             Notices

Any notice, request, demand or other communication required or permitted to be given under this Agreement shall be in writing and delivered by hand, facsimile transmission or prepaid registered mail (return receipt requested) to the party to which it is to be given as follows:

To the Company:

North American Scientific, Inc.
13766 Alton Parkway, Suite 152
Irvine, California 92618
Attention:  John B. Rush
Facsimile No.:

with a copy to:

Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
Attention:  Bruce Feuchter
      Michael Hedge
Facsimile No.: (949) 725-4100

To the Purchaser:

Best Medical International, Inc.
7643 Fullerton Road,
Springfield, VA 22153
Attention: Krishnan Suthanthiran
Facsimile No.: (703) 451-8421

with a copy to:

Best Medical International, Inc.
7643 Fullerton Road,
Springfield, VA 22153
Attention: Shawn Weingast
Facsimile No.: (703) 451-8421

or to such other address or fax number as a party may specify by notice given in accordance with this Section 11.2. Any such notice, request, demand or other communication given as aforesaid will be deemed to have been given, in the case of delivery by hand, when delivered, in the case of delivery by facsimile transmission, when a legible facsimile is received by the recipient if received before 5:00 p.m. on a Business Day, or on the next Business Day if such facsimile is received on a day which is not a Business Day or after 5:00 p.m. on a Business Day.

11.3.             Further Assurances

Each of the parties shall execute and deliver such further documents, instruments and agreements and do such further acts and things as may be reasonably required from time to time, either before, on or after the Closing Date, to carry out the full intent and meaning of this Agreement, give effect to the transactions contemplated by this Agreement and assure to the Purchaser good and valid title to the Assets, free and clear of all Encumbrances, provided that no party shall be required to incur any out-of-pocket costs in excess of $25,000.00 in the aggregate after the Closing in connection with the foregoing, and any unreimbursed costs incurred under Section 5.5 shall count against said limit; provided further that such amount shall not include any costs associated with Company’s assumption and assignment of the Assumed Contracts.  The Company shall seek to enforce its rights under any third party non-disclosure or confidentiality agreements on behalf of and at the request and expense of Purchaser.

11.4.             Time of the Essence

Time shall be of the essence of this Agreement.

11.5.             Entire Agreement

This Agreement constitutes the entire agreement between the Company and the Purchaser pertaining to the Contemplated Transactions and supersedes all prior agreements, undertakings, negotiations and discussions, whether oral or written, of the Company and the Purchaser, other than the Confidentiality Agreement between the Company and the Purchaser, which shall continue in effect in accordance with its terms, and there are no warranties, representations, covenants, obligations or agreements between the Company (or any Affiliate thereof) and the Purchaser except as set forth in this Agreement.

11.6.             Assignment

Except with the written consent of the other parties (which may not be arbitrarily withheld), none of the parties may assign any of their respective benefits, obligations or liabilities under or in respect of this Agreement; provided however that, at any time prior to the Closing, the Purchaser may, without any such consent, assign all of its rights and benefits under this Agreement to any Affiliate of the Purchaser which delivers to the Company an instrument in writing executed by the Affiliate confirming that it is bound by and shall perform all of the covenants and obligations of the Purchaser under this Agreement as if it were an original signatory thereto, jointly and severally bound thereby with the Purchaser, and such instrument in writing shall contain an acknowledgement of the Purchaser that it continues to be bound by this Agreement and that Purchaser shall deliver a guarantee of all of Purchaser’s obligations under this Agreement. Unless otherwise agreed in writing, no such assignment will relieve the Party of its obligations and liabilities under this Agreement. In the event of an assignment contemplated above, any reference in this Agreement to “Purchaser” or “Company” will be deemed to include the aforesaid assignee.

11.7.             Invalidity

Each of the provisions contained in this Agreement is distinct and severable and a determination of illegality, invalidity or unenforceability of any such provision or part hereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof, unless as a result of such determination this Agreement would fail in its essential purposes.

11.8.             Transfer Taxes

The Purchaser shall be responsible for the payment of any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other similar non-Income Taxes and administrative fees (including, without limitation, notary fees) (“Transfer Taxes”) arising in connection with the consummation of the Contemplated Transactions, whether levied on the Purchaser or any of their respective Affiliates.  The Company and the Purchaser shall cooperate to minimize such Transfer Taxes.  If a resale certificate, resale purchase exemption certificate, production machinery and equipment exemption certificate or other certificate or document of exemption is required to reduce or eliminate the Transfer Taxes, Purchaser will promptly furnish such certificate or document to the Company or Purchaser will cooperate with the Company to allow the Company to obtain such reduction or exemption from Transfer Taxes.

11.9.     [Intentionally Omitted]

11.10.           Waiver and Amendment

Except as expressly provided in this Agreement, no amendment or waiver of it will be binding unless made in writing by the party to be bound by such amendment or waiver. No waiver of any provision, or any portion of any provision, of this Agreement will constitute a waiver of any other part of the provision or any other provision of this Agreement nor a continuing waiver unless otherwise expressly provided.

11.11.           Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated, the provisions of Sections 5.2, 5.3 and 10.1 shall survive such termination and remain in full force and effect.

11.12.           Captions

The captions in this Agreement are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

11.13.           Counterparts

This Agreement may be signed in counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.  Electronically transmitted or facsimile copies shall be deemed to be originals.

11.14.           Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and any Affiliate of the Purchaser which is an assignee of the Purchaser, and any other assignee consented to, as contemplated in Section 11.6.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

PURCHASER

Best Theratronics, Ltd.

By:
Name:
Title:

COMPANY

North American Scientific, Inc., a California corporation

By:
Name:
Title:

PARENT

North American Scientific, Inc., a Delaware corporation

By:
Name:
Title: